UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 1-2207
                                                  Cusip Numbers:  895927 10 1
                                                                  895927 30 9

                           NOTIFICATION OF LATE FILING

(Check One):     (X) Form 10-K   ( ) Form 20-F    ( ) Form 11-K    ( )Form 10-Q
                 ( ) Form 10-D   ( ) Form N-SAR   ( )Form N-CSR
                 For the period ended:  January 1, 2006
                 ( )Transition Report on Form 10-K
                 ( )Transition Report on Form 20-F
                 ( )Transition Report on Form 11-K
                 ( )Transition Report on Form 10-Q
                 ( )Transition Report on Form N-SAR

For the Transition Period ended ____________________________________


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


TRIARC COMPANIES, INC.
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(Full Name of Registrant)


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(Former Name if Applicable)


280 Park Avenue
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(Address of Principal Executive Office (Street and Number))


New York, New York 10017
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(City, State and Zip Code)


PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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          |  (a) The reasons described in reasonable detail in Part III of this
          |       form could not be eliminated without unreasonable effort or
          |       expense;
(X)       |  (b) The subject annual report, semi-annual report, transition
          |       report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
          |       N-CSR, or portion thereof, will be filed on or before the
          |       fifteenth calendar day following the prescribed due date; or
          |       the subject quarterly report or transition report on Form 10-Q
          |       or subject distribution report on Form 10-D, or portion
          |       thereof will be filed on or before the fifth calendar day
          |       following the prescribed due date; and
          |   (c) The accountant's statement or other exhibit required by Rule
          |       12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Triarc Companies, Inc. (the "Company") could not complete the filing of its Annual Report on Form 10-K for the fiscal year ended January 1, 2006 (the "Form 10-K") by the prescribed filing date of March 17, 2006 without unreasonable effort or expense as a result of the following:

      On July 25, 2005 the Company completed the acquisition (the "RTM Acquisition") of the RTM Restaurant Group ("RTM"), which was the largest franchisee of Arby's restaurants with 775 Arby's restaurants in 22 states as of that date. Prior to that date, RTM was privately held and had no previous public company reporting obligations with the Securities and Exchange Commission. The systems and procedures supporting the accounting records of RTM, which were designed to meet the requirements of a privately-held company, were found to have limitations in a public company reporting environment and required additional effort to ensure appropriate public company financial reporting. Moreover, purchase accounting and related valuation procedures for the RTM Acquisition have been very time consuming and complex due to the large number of restaurants acquired. Additionally, in late 2005 the Company combined its existing restaurant operations with those of RTM and relocated the corporate office of its restaurant group from Fort Lauderdale, Florida to a new facility in Atlanta, Georgia. RTM concurrently relocated from its old facility in Atlanta to the new combined facility in Atlanta. The Company is continuing to integrate the acquired RTM operations with its existing restaurant operations. These transition and integration activities placed substantial additional workload upon the restaurant group's accounting personnel. As a result of the above, the Company has been unable to complete the Form 10-K for the year ended January 1, 2006 by the prescribed date of March 17, 2006 without unreasonable effort or expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Francis T. McCarron                  (212)                    451-3000
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          (Name)                       (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s). (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     (X) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

See Annex A hereto.

                                        TRIARC COMPANIES, INC.
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                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:  March 20, 2006    By:/S/ FRANCIS T. MCCARRON
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                            Francis T. McCarron
                            Executive Vice President and Chief Financial Officer


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                                                                        Annex A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-K for its fiscal year ended January 1, 2006 was not filed by the prescribed date of March 17, 2006. The Company, however, expects to report in its Form 10-K, subject to finalization and completion of the audit by its independent registered public accountants, (i) revenues of approximately $725.0 million for fiscal 2005 compared with $328.6 million for fiscal 2004, (ii) an operating loss of between $13.0 million and $17.0 million for fiscal 2005 compared with operating profit of $2.7 million for fiscal 2004 and (iii) a net loss of between $53.0 million and $58.0 million for fiscal 2005 compared with net income of $13.9 million for fiscal 2004. The increase in revenues in fiscal 2005 compared with fiscal 2004 is principally due to the RTM Acquisition and, to a much lesser extent, the full year effect in fiscal 2005 of including the asset management and related fees of Deerfield & Company LLC, in which the Company acquired a majority interest on July 22, 2004. The decrease from an operating profit in fiscal 2004 to an operating loss in fiscal 2005 is principally due to the effects of (i) facilities relocation and corporate restructuring charges in fiscal 2005 principally in connection with the RTM Acquisition and (ii) an increase in stock-based compensation expense principally due to the recognition of compensation expense representing the intrinsic value of executive stock options that were exercised and replaced on the date of exercise, grants of contingently issuable performance-based restricted stock of the Company and grants of equity interests in two subsidiaries in fiscal 2005. The decrease in the Company's net income in fiscal 2004 to a net loss in fiscal 2005 was due to
(i) the after-tax effect of the aforementioned decrease in operating profit to an operating loss, (ii) a loss on early extinguishment of debt upon a debt refinancing and a loss on settlement of unfavorable franchise rights, both in connection with the RTM Acquisition and (iii) lower tax benefits recognized in 2005 compared with 2004 from the release of income tax reserves no longer required relating to both continuing and discontinued operations which were higher in 2004.